UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-54323
CUSIP NUMBER	75746Q103

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For the Period Ended:	March 31, 2022
☐ Transition Report on 10-K
☐ Transition Report on 20-F
☐ Transition Report on 11-K
☐ Transition Report on 10-Q
☐ Transition Report on N-SAR
For the Transition Period Ended:

PART I – REGISTRANT INFORMATION

RedHawk Holdings Corp.
Full Name of Registrant

Former Name if Applicable
100 Petroleum Drive, Suite 200
Address of Principal Executive Office (Street and Number)
Lafayette, Louisiana 70508
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant’s Quarterly Report on Form 10-Q for the three and nine month periods ended March 31, 2022 will not be completed and filed by May 16, 2022, the prescribed due date, without undue hardship and expense to the Registrant, as the Registrant’s independent auditors have not yet had sufficient time to audit the Registrant’s financial statements for the fiscal year ended June 30, 2021 or review the compilation of the Registrant’s unaudited financial statements for the three month period ended September 30, 2021, the three and six month periods ended December 31, 2021, and the three and nine month periods ended March 31, 2022. The Registrant does not anticipate that it will file the Quarterly Report within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of the person to contact in regard to this notification

	G. Darcy Klug	(337)	269-5933
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒

The Registrant’s independent auditors have not yet had sufficient time to audit the Registrant’s financial statements for the fiscal year ended June 30, 2021 or review the Registrant’s unaudited financial statements for the three month period ended September 30, 2021 and the three and six month periods ended December 31, 2021.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RedHawk Holdings Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2022	By:	/s/ G. Darcy Klug

G. Darcy Klug
Chief Financial Officer and Director
(Authorized Representative)